UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January 2009

Commission File Number:  001-13944

NORDIC AMERICAN TANKER SHIPPING LIMITED
(Translation of registrant’s name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]  Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 are management’s discussion and analysis of financial condition and the condensed financial statements of Nordic American Tanker Shipping Limited (the “Company”), with respect to the nine months ended September 30, 2008.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Post-Effective Amendment No. 1 to its Registration Statement on Form F-3 (Registration No. 333-137598) filed on May 12, 2008.

EXHIBIT 1

NORDIC AMERICAN TANKER SHIPPING LIMITED (NAT)

In this management’s discussion and analysis of financial condition, “we,” “us,” “our” and “the Company” all refer to Nordic American Tanker Shipping Limited. This management’s discussion and analysis of financial condition should be read in connection with the discussion included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Nine Months Ended September 30, 2008

General

We are an international tanker company that, as of September 30, 2008, owned twelve modern double-hull Suezmax tankers averaging approximately 150,000 deadweight tons or dwt, each. We were formed in June 1995 for the purpose of acquiring and chartering three double-hull Suezmax tankers that were built in 1997. These three vessels were initially bareboat chartered to BP Shipping Ltd., or BP Shipping, for a period of seven years. BP Shipping redelivered these three vessels to us in September 2004, October 2004 and November 2004, respectively. We have continued our relationship with BP Shipping by time chartering to it the first two tankers, at spot market related rates, for three-year terms. We have bareboat chartered the third of our original three vessels to Gulf Navigation Company LLC, or Gulf Navigation, of Dubai, U.A.E. for a term of five years at a fixed rate of charterhire, subject to two one-year extensions at Gulf Navigation’s option. We acquired our fourth vessel in November 2004, our fifth and sixth vessels in March 2005, our seventh vessel in August 2005, our eighth vessel in November 2005, our ninth vessel in April 2006, our tenth and eleventh vessels in November 2006 and our twelfth vessel in December 2006. In November 2007, we agreed to acquire two newbuildings which are expected to be delivered to us in the fourth quarter of 2009 and in April 2010, respectively. We are currently operating eleven of our twelve vessels in the spot market or on spot market related time charters, while the twelfth vessel is on a long-term fixed rate charter.

Recent Developments

We recently agreed to acquire from an unaffiliated third party a 1999-built, modern double-hull Suezmax tanker with a carrying capacity of 147,188 dwt for an aggregate purchase price of $56.7 million - a transaction which was announced January 5, 2009. We expect that this vessel will be delivered to us by March 15, 2009. We expect to employ this vessel in the spot market.

Our Charters

It is our policy to operate our vessels either in the spot market, on time charters or on bareboat charters. Our goal is to take advantage of potentially higher market rates with spot market related rates and voyage charters. We currently operate eleven of our twelve vessels in the spot market and may consider charters at fixed rates depending on market conditions.

Cooperative Arrangements

We currently operate eleven of our twelve trading vessels in spot market cooperative arrangements with other vessels that are not owned by us. These arrangements are managed and operated by Stena Bulk AB, which is a Swedish group, and by Frontline Management Limited, both of which are third party administrators. The administrators are responsible for the commercial management of the participating vessels, including marketing, chartering, operating and purchasing bunker (fuel oil) for the vessels. The participants, including us, remain responsible for all other costs including the financing, insurance, crewing and technical management of their own vessels. The earnings of all of the vessels are aggregated and divided according to the relative performance capabilities of each vessel and the actual earning days each vessel was available during the period. The vessels are operated in the spot market under our supervision.

Spot Charters

During the first nine months of 2008, we temporarily operated one vessel in the spot market, other than in cooperative arrangements. Tankers operating in the spot market are typically chartered for a single voyage which may last up to several weeks. Tankers operating in the spot market may generate increased profit during a period of strong tanker rates, while tankers on fixed rate time charters generally provide more predictable cash flows.

Under a typical voyage charter in the spot market, we are paid freight on the basis of moving cargo from a loading port to a discharge port. We are responsible for paying both operating costs and voyage costs and the charterer is responsible for any delay at the loading or discharging ports.

Bareboat Charters

We have chartered one of our vessels, the Gulf Scandic, under a bareboat charter to Gulf Navigation, for a five-year term terminating in the fourth quarter of 2009, and subject to two one-year extensions at Gulf Navigation’s option. Gulf Navigation has exercised its first one-year option and extended the charter for one additional year. Under the terms of this bareboat charter, Gulf Navigation is contractually obligated to pay a fixed charterhire of $17,325 per day for the entire charter period. During the charter period, Gulf Navigation is responsible for operating and maintaining the vessel and is responsible for covering all operating costs and expenses with respect to the vessel.

Operating Results

For the nine month period ended September 30, 2008, our only source of income was from the twelve vessels we owned during the period. Of these twelve vessels, eleven vessels operated in the spot market through cooperative arrangements and one vessel operated on bareboat charter at a fixed charterhire rate.

We present our statements of operations using voyage revenues and voyage expenses. Under a bareboat charter, the charterer pays substantially all of the vessel voyage and operating costs. Under a spot market related time charter, the charterer pays substantially all of the vessel voyage costs and the vessel owner pays the operating costs. Under a spot charter, the vessel owner pays all vessel voyage and operating costs. Vessel voyage costs consist primarily of fuel, port charges and commissions. Operating costs consist primarily of vessel maintenance, crewing, regulatory compliance and insurance.

Since the amount of voyage expenses that we incur for a charter depends on the type of the charter, we use net voyage revenues to provide comparability among the different types of charters. Net voyage revenue, a non-GAAP financial measure, provides more meaningful disclosure than voyage revenues, the most directly comparable financial measure under accounting principles generally accepted in the United States of America, or US GAAP. Net voyage revenues divided by the number of days on the charter provides the Time Charter Equivalent, or TCE, Rate. For bareboat charters, operating costs must be added in order to calculate TCE rates. Net voyage revenues and TCE rates are widely used by investors and analysts in the tanker shipping industry for comparing the financial performance of companies and for preparing industry averages.

The following table reconciles our net voyage revenues to voyage revenues.

Nine Months Ended September 30,
All figures in USD ‘000	2008 unaudited	2007 unaudited
Voyage Revenue	187,129	146,812
Voyage Expenses	(9,689)	(33,807)
Net Voyage Revenue	177,440	113,005

Vessel Operating Days	3,288	3,276
Vessel Revenue Days	3,158	3,101
Off-hire Days	130	175

Our voyage revenues increased 27.5% to $187.1 million for the nine months ended September 30, 2008, from $146.8 million for the nine months ended September 30, 2007. Voyage expenses have decreased 71.3% to $9.7 million for the nine months ended September 30, 2008, from $33.8 million for the nine months ended September 30, 2007. The decrease in voyage expenses is primarily due to more vessels being presented net according to EITF 99-19. Net voyage revenues increased 57.0% to $177.4 million for the nine months ended September 30, 2008, from $113.0 million for the nine months ended September 30, 2007. The increase in net voyage revenues was primarily a result of the increase in average TCEs for the nine months ended September 30, 2008 against the nine months ended September 30, 2007. The average TCE for our vessels on spot market related rates for the first nine months of 2008 was approximately $59,900 per day per vessel compared to approximately $38,300 per day per vessel for the nine months ended September 30, 2007. The tanker spot market rates and TCEs are determined by, among other things, the demand for the carriage of oil and the distance the oil is to be carried, measured in ton miles and the supply of vessels to transport that oil.

Vessel operating expenses, excluding depreciation expense, were $26.9 million for the nine months ended September 30, 2008, compared to $24.3 million for the nine months ended September 30, 2007, an increase of 10.7%. The increase in vessel operating expenses was primarily a result of increased repair and maintenance activity during the first nine months of 2008 compared to the nine months ended September 30, 2007.  In addition, we are experiencing an industry wide price increase in vessel operating costs, in particular crewing costs, lubricating oil costs and repair and maintenance costs.

General and administrative expenses were $10.8 million for the nine months ended September 30, 2008 compared to $7.5 million for the nine months ended September 30, 2007, an increase of 44.0%.  General and administrative expenses for the nine months ended September 30, 2008 included a non-cash charge of $3.5 million of stock-based compensation to our manager, Scandic American Shipping Ltd., or our Manager, for shares issued in connection with the completion of the follow-on offering in May 2008. The general and administrative expenses for the nine months ended September 30, 2007 included a non-cash charge related to stock-based compensation to our Manager of $2.2 million related to a follow-on offering in July 2007. Pursuant to our management agreement, our Manager has a right to ownership of 2% of the Company’s total outstanding shares. In addition, we reimburse our Manager for administrative expenses and pay our Manager an annual fixed fee of $225,000. The annual fixed fee prior to July 1, 2007 was $100,000. Additionally, general and administrative expenses for the nine months ended September 30, 2008 includes an expense of $1.4 million which is related to the deferred compensation plan for the Company’s Chief Executive Officer.

Depreciation expense increased 14.8% to $35.7 million for the nine months ended September 30, 2008, from $31.1 million for the nine months ended September 30, 2007. The increase in depreciation expense is primarily due to depreciation of drydocking costs during the first nine months of 2008.

Total other expenses decreased to $2.3 million for the nine months ended September 30, 2008, compared to $7.6 million for the nine months ended September 30, 2007, a decrease of 69.7%. The decrease is primarily due to repayment of debt. In May 2008, we used the proceeds from the follow-on offering that closed on May 16, 2008 to repay $115.5 million of the credit facility. As of September 30, 2008, the Company has no long term debt outstanding. Total debt outstanding as of September 30, 2007 was $77.5 million.

Liquidity and Capital Resources

Cash flows provided by operating activities increased 23.3% for the nine months ended September 30, 2008 to $87.3 million compared to $70.8 million for the same period in 2007 due primarily to timing of payments of revenues offset by  higher level TCEs.

Cash flows used in investing activities increased by 98.0% to $10.1 million for the nine months ended September 30, 2008, from $5.1 million for the nine months ended September 30, 2007. The investing activities represent payments made in connection with the investments of vessels.

Cash flows used in financing activities for the nine months ended September 30, 2008 decreased 16.9% to $59.5 million compared to $71.6 million for the same period in 2007 due to higher dividend payments offset by higher proceeds from issuance of common stock.

The Company had no long-term debt outstanding as of September 30, 2008.

At the time of this filing, our long-term debt is $15.0 million.

Balance Sheets
All figures in USD ‘000, except share and per share amount

	Notes	September 30, 2008 unaudited	December 31, 2007
Assets
Current Assets
Cash and Cash Equivalents		31,120	13,342
Accounts Receivable, net $0 allowance at September 30, 2008 and 2007		64,101	14,489
Voyages in Progress		-	7,753
Prepaid Expenses and Other Assets		6,104	9,219
Total Current Assets		101,325	44,803

Non-current Assets
Vessels, Net		720,035	740,631
Deposit on contract		18,880	18,305
Other Non-current Assets		2,611	889
Total Non-current Assets		741,526	759,825
Total Assets		842,851	804,628

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts Payable	2	5,816	7,290
Deferred Revenue		537	537
Accrued Liabilities		5,868	16,531
Total Current Liabilities		12,221	24,358

Long-term Debt	3	-	105,500
Deferred Compensation Liability		4,086	2,665
Total Liabilities		16,307	132,523

Commitments and Contingencies
		-	-
Shareholders’ Equity
Common Stock, par value $0.01 per Share; 51,200,000 shares authorized, 34,373,271 shares issued and outstanding and 29,975,312 shares issued and outstanding at September 30, 2008 and September 30, 2007, respectively	4	344	300

Additional Paid-in Capital		5,116	852,121
Contributed Surplus		1,010,301	-
Accumulated Deficit		(189,217)	(180,316)
Total Shareholders’ Equity		826,544	672,105
Total Liabilities and Shareholders’ Equity		842,851	804,628

The footnotes are an integral part of these condensed financial statements.

Statements of Operations
All figures in USD ‘000, except share and per share amount

		Nine Months Ended September 30,
	Notes	2008 unaudited	2007 unaudited
Voyage Revenues		187,129	146,812
Voyage Expenses		(9,689)	(33,807)
Vessel Operating Expenses - excluding depreciation expense presented below		(26,918)	(24,261)
General and Administrative Expenses	2, 6	(10,829)	(7,485)
Depreciation Expense		(35,731)	(31,129)
Net Operating Income		103,962	50,130

Interest Income		799	701
Interest Expense	3	(2,943)	(8,062)
Other Financial Expense		(172)	(238)
Total Other Expense		(2,316)	7,599
Net Income		101,646	42,531

Basic Earnings per Share		3.16	1.54
Diluted Earnings per Share		3.15	1.54
Basic Weighted Average Number of Common Shares Outstanding		32,190,342	27,671,657
Diluted Weighted Average Number of Common Shares Outstanding		32,270,384	27,702,916

The footnotes are an integral part of these condensed financial statements.

Statements of Cash Flows
All figures in USD ‘000

	Nine Months Ended September 30,
	2008 unaudited	2007 unaudited
Cash Flows from Operating Activities
Net Income	101,646	42,531

Reconciliation of Net Income to Net Cash Provided by Operating Activities
Depreciation Expense	35,731	31,129
Amortization of Deferred Finance Costs	455	385
Deferred Compensation Liability	1,421	-
Compensation - Restricted Shares	3,578	2,266
Share-based Compensation	854	1,059
Capitalized Interest	(575)	-
Changes in Operating Assets and Liabilities:
Accounts Receivables	(49,613)	(4,637)
Accounts Payable and Accrued Liabilities	(332)	1,592
Dry-dock Expenditures	(16,872)	(7,761)
Prepaid and Other Assets	3,255	2,273
Voyages in Progress	7,753	1,982
Net Cash Provided by Operating Activities	87,301	70,819

Cash Flows from Investing Activities
Investment in Vessels	(10,068)	(5,137)
Net Cash Used in Investing Activities	(10,068)	(5,137)

Cash Flows from Financing Activities
Proceeds from Issuance of Common Stock	158,906	119,757
Proceeds from Use of Credit Facility	10,000	27,000
Repayments on Credit Facility	(115,500)	(123,000)
Payments for Credit Facility Costs	(2,316)	(14)
Dividends Paid	(110,545)	(95,359)
Net Cash (Used in) Financing Activities	(59,455)	(71,616)
Net Increase in Cash and Cash Equivalents	17,778	(5,934)
Cash and Cash Equivalents at the Beginning of Year	13,342	11,729
Cash and Cash Equivalents at the End of Year	31,120	5,795

NORDIC AMERICAN TANKER SHIPPING LIMITED

Notes to the Condensed Financial Statements

1.    INTERIM FINANCIAL DATA

The unaudited condensed interim financial statements for Nordic American Tanker Shipping Ltd. (the “Company”) have been prepared on the same basis as the Company’s audited financial statements and, in the opinion of management, include all material adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The accompanying unaudited condensed interim financial statements should be read in conjunction with the annual financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2007.

2.     RELATED PARTY TRANSACTIONS

In June 2004, the Company entered into a Management Agreement with Scandic American Shipping Ltd. (“Scandic” or the “Manager”). The Manager is owned by the Chairman and Chief Executive Officer of the Company, Mr. Herbjørn Hansson. The Manager has assumed commercial and operational responsibility of the Company’s vessels and is required to manage the Company’s day-to-day business subject, always, to the Company’s objectives and policies as established from time to time by the Board of Directors. For its services under the Management Agreement, the Manager is entitled to the cost incurred plus a management fee equal to $225,000 per annum. The Manager also has a right to own 2% of the Company’s total outstanding shares under conditions as described under Note 6. As of September 30, 2008, the Manager owns, together with its owners, 1.8% of the Company’s shares. The Management Agreement expires in 2019.

The Company recognized $1.7 million and $1.5 million of total costs for services provided under the Management Agreement for the nine months ended September 30, 2008 and 2007, respectively. Additionally, the Company recognized $3.5 million and $2.2 million in non-cash share-based compensation expense for the nine months ended September 30, 2008 and 2007, respectively. All of these costs are included in “General and Administrative Expenses” within the statement of operations.  The related party balances included within “Accounts Payable” were $0.6 million at September 30, 2008. There were no related amounts included within “Accounts Payable” at September 30, 2007.

Mr. Jan Erik Langangen, Executive Vice President of the Manager, is a partner of Langangen & Helset Advokatfirma AS, a firm which provides legal services to the Company. The Company recognized $93,476 and $115,778 in costs for the nine months ended September 30, 2008 and 2007, respectively, for the services provided by Langangen & Helset Advokatfirma AS. These costs are included in “General and Administrative Expenses” within the statement of operations.  The related party balances included within “Accounts Payable” were $19,548 and $11,980 at September 30, 2008 and 2007, respectively.

3.    LONG-TERM DEBT

In September 2005, the Company entered into a $300 million revolving credit facility, which is referred to as the 2005 Credit Facility. The 2005 Credit Facility became effective as of October 2005 and replaced the previous credit facility from October 2004, a portion of which was set to mature in October 2005.

The 2005 Credit Facility provides funding for future vessel acquisitions and general corporate purposes. The 2005 Credit Facility cannot be reduced by the lender and there is no repayment obligation of the principal during the five year term. Amounts borrowed under the 2005 Credit Facility bear interest at an annual rate equal to LIBOR plus a margin between 0.70% and 1.20% (depending on the loan to vessel value ratio). The Company pays a commitment fee of 30% of the applicable margin on any undrawn amounts.

In September 2006, the Company increased the 2005 Credit Facility to $500 million.  The other material terms of the 2005 Credit Facility were not amended.

In April 2008, the Company extended the term of the 2005 Credit Facility to 2013. All other terms are unchanged. The Company paid a fee in the amount of $2.3 million for the extension of the term from 2010 to 2013. This amount will be amortized over the new term of the facility.

In May 2008, the Company used the proceeds from the follow-on offering that closed May 13, 2007 to repay $115.5 million of the 2005 Credit Facility.

Borrowings under the 2005 Credit Facility are secured by mortgages over the Company’s vessels and assignment of earnings and insurance. The Company will be able to pay dividends in accordance with its dividend policy as long as it is not in default under the 2005 Credit Facility.

The Company has no long term debt outstanding as of September 30, 2008.

4.     SHAREHOLDERS’ EQUITY

Par value of the Company’s common shares is $0.01. At September 30, 2008, the number of shares issued and outstanding was 34,373,271.

	September 30, 2008
Amounts in USD ‘000 except share data	Number of shares	Shareholders’ equity
At January 1, 2008	29,975,312	672,105
Issuance of Common Shares	4,310,000	158,906
Share-based Compensation	87,959	3,470
Stock Incentive Plan	-	962
Net income	-	101,646
Dividend declared and paid	-	(110,545)
At September 30, 2008	34,373,271	826,544

As of September 30, 2008, 34,373,271 shares were issued and outstanding, which included 605,465 restricted shares issued to the Manager and 16,700 restricted shares issued to employees and non-employees as described in Note 6.

5.     COMPREHENSIVE INCOME

For the nine months ended September 30, 2008 and 2007, total comprehensive income is equal to net income.

6.    SHARE-BASED COMPENSATION

Prior to December 31, 2004, the Management Agreement provided that the Manager would receive 1.25% of any gross charterhire paid to the Company. In order to further align the Manager’s interests with those of the Company, the Manager agreed to amend the Management Agreement, effective October 12, 2004, to eliminate this payment, and the Company has issued to the Manager restricted common shares equal to 2% of our outstanding common shares at par value of $0.01 per share. Any time additional common shares are issued, the Manager will receive additional restricted common shares to maintain the number of common shares issued to the Manager at 2% of total outstanding common shares. During the nine months ended September 30, 2008, the Company issued to the Manager 87,959 restricted shares at an average fair value of $39.45. For the nine months ended September 30, 2007, the Company issued to the Manager 61,224 restricted shares at an average fair value of $35.13. These restricted shares are non-transferable for three years from issuance.

2004 Stock Incentive Plan

In October 2004, the Board of Directors approved a Stock Incentive Plan which authorized the granting of options for the issuance of 400,000 shares of common stock. On February 10, 2005, the Company granted an aggregate of 240,000 options to Board members and employees of the Company. The Company also granted 80,000 options to two Scandic employees, with an option exercise price of $38.75 on February 10, 2005. The options have a graded vesting schedule over a period of 3.8-4 years. The exercise price will be reduced by amount of dividends paid in excess of 3% over each specified 12 month period.

	Number of shares	Weighted average exercise price
Options outstanding at January 1, 2008	330,000	$28.54
Options granted	-
Options cancelled	-
Options exercised	-
Options outstanding at September 30, 2008	330,000	$25.95
Options exercisable at September 30, 2008	227,500	$25.95

Restricted Shares to Employees and Non-Employees

Under the terms of the Company’s 2004 Stock Incentive Plan, 16,700 shares of restricted stock were granted to certain employees and non-employees during 2006. The restricted shares were granted on May 12, 2006 at a grant date fair value of $31.99 per share.

7.     SUBSEQUENT EVENTS

In November 2008, the Company declared a dividend of $1.61 per share in respect of the third quarter of 2008, which was paid to shareholders in December 2008.

In November 2008, Gulf Navigation exercised its first one-year option and extended the bareboat charter of Gulf Scandic for one additional year.

In January 2009, the Company announced an agreement to acquire from an unaffiliated third party a 1999-built, modern double-hull Suezmax tanker with a carrying capacity of 147,188 dwt for an aggregate purchase price of $56.7 million.  The Company is expected to take delivery of the new vessel by March 15, 2009.  The vessel is expected to be employed in the spot market.

* * * * *

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC’s petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hire, failure on the part of a seller to complete a sale to us and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our Reports on Form 6-K.

Contacts:
Scandic American Shipping Ltd
Manager for:
Nordic American Tanker Shipping Limited
P.O Box 56, 3201 Sandefjord, Norway
Tel: + 47 33 42 73 00 E-mail:  nat@scandicamerican.com
Rolf Amundsen, Investor Relations

Nordic American Tanker Shipping Limited

Tel: +1 800 601 9079 or + 47 908 26 906

Gary J. Wolfe
Seward & Kissel LLP, New York, USA
Tel: +1 212 574 1223

Turid M. Sørensen, CFO
Nordic American Tanker Shipping Limited
Tel:  + 47 33 42 73 00 or + 47 905 72 927

Herbjørn Hansson, Chairman and Chief Executive Officer
Nordic American Tanker Shipping Limited
Tel:  +1 866 805 9504 or + 47 901 46 291

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKER SHIPPING LIMITED
(Registrant)

Date: January 7, 2009	By:	/s/ Herbjørn Hansson
Herbjørn Hansson
Chairman, Chief Executive Officer and President